UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT

On April 28, 2026, Neil Said, the Corporate Secretary of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”) notified the Company of his resignation as the Corporate Secretary of the Company, effective April 28, 2026. Mr. Said’s resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Following his resignation, Mr. Said will continue to provide legal consulting services to the Company on a non-employee basis pursuant to his existing Independent Contractor Agreement with the Company dated January 1, 2014, as amended on November 1, 2021 and January 16, 2025. The Independent Contractor Agreement was not further amended in connection with his resignation.

The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-2949640), Form S-8 (File No. 333-288029), and Form S-8 (File No. 333-286827) and into the prospectuses forming a part thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: May 4, 2026	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer